FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

      Report of Foreign Issuer

      Pursuant to Rule 13a-16 or 15d-16

      of the Securities Exchange Act of 1934

      For the Month of August, 2004

      ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

      3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL

      (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Form 40-F

      Registrant's press release dated August 10, 2004.

      SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By: /s/ Doron Birger
Doron Birger

Dated: August 10, 2004